Room 4561

August 3, 2007

Bill Joll
President and Chief Executive Officer
On2 Technologies, Inc.
21 Corporate Drive
Suite 103
Clifton Park, NY 12065

Re: On2 Technologies, Inc.
         Preliminary Proxy Statement on Schedule 14A filed July 16, 2007
         File No. 1-15117

Dear Mr. Joll:

        This is to advise you that we have limited our review of the above filing to the
matters addressed in the comments below. Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments. Please note that all defined terms have the same meaning as in the proxy
material.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposals 1 to 4, page 57-59

1.   Revise your disclosure regarding each of these proposals to note that the
        completion of the share exchange is conditional upon the approval of proposals 1,
        3 and 4 and upon the election of Pekka Salonoja as a director pursuant to proposal
        2. In this regard, you should consider adding a section on the impact to the
        company and the share exchange should you not receive shareholder approval for

each proposal. Tell us what consideration you have given to including notice of such cross-conditions on your form of proxy card.

Proposal 3, page 60

2.   Revise to state the current number of shares outstanding and reserved for issuance. Your disclosure should also include an estimate of the number of shares issuable in the Share Exchange and include a materially complete discussion of the proposed plans to raise $20 million of equity capital required to complete the share exchange.

3.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Proposal 4, page 61

4.   In the Summary section you should explain the reasons why you are seeking approval by the stockholders for the share exchange, rather than embedding this information on page 61 of the proxy statement. In this regard, we note your disclosure in this section that you are seeking shareholder approval of the share exchange pursuant to the rules of the AMEX, the exchange on which you common stock currently trades. You should also revise your disclosure to differentiate between the stockholder solicitation material you are furnishing here and the document you will use in the offer and sale of the securities to be issued in the share exchange, which issuance we understand will be registered on Form S-4.

Proposal 5, page 63

Effects of Reverse Split, page 64

5.   We note that the table in this section does not take into account the proposed increase in authorized shares from 150 million to 250 million for which you are seeking stockholder approval in proposal 3. You should expand this table to provide disclosure on the impact to your capital structure should that proposal be approved. In this regard, we presume the increase in authorized shares proposed in proposal 3 would be implemented prior to the reverse split proposed here.

6.   As requested in comment 3 above, please also expand your disclosure here to discuss the possible anti-takeover effects of this effective increase in authorized shares from the proposed reverse split. Also, revise to disclose whether you will be required to implement the decrease in authorized shares proposed in proposal 6 should stockholders approve both proposals 5 and 6.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (212) 548-2170</u>
       Jason Scott, Esq.
       Bill Newman, Esq.
       McGuire Woods LLP
       Telephone: (704) 373-8862